Jupiter Wellness, Inc.

1061 E. Indiantown Rd., Ste. 110

Jupiter, FL 33477

June 21, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Aric-James Prazeres and Mr. Jason Drory

Re:	Jupiter Wellness, Inc.
Registration Statement on Form S-3
Filed June 13, 2022
File No. 333-265561

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jupiter Wellness, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 9.00 a.m. Eastern time, Wednesday, June 22, 2022 or as soon as practicable thereafter.

Very truly yours,

JUPITER WELLNESS, INC.

By:	/s/ Brian S. John
Brian S. John
Chief Executive Officer